Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

October 4, 2024

VIA EDGAR

Ms. Kimberly Browning

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Ms. Browning:

On behalf of the Registrant, set forth below are the Registrant’s responses to certain comments received from the staff of the Division of Investment Management on August 14, 2024 and supplemental comments received on September 18, 2024 and September 24, 2024, regarding post-effective amendment No. 268 (“PEA 268”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 269 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on June 28, 2024, with respect to the ALPS Balanced Opportunity Fund (the “Fund”). Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 268.

In connection with this response letter, and on or around October 4, 2024, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “New PEA”), which is expected to include (i) changes to PEA 268 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

Staff Comments:

Preliminary Comments

A.	Staff Comment: Please acknowledge that Registrant has reviewed the SEC’s public announcement from 2016 and that the Registrant is responsible for all disclosures in the Fund’s registration statement.

Registrant’s Response: Registrant understands, in accordance with the SEC’s public announcement from 2016, that Fund management and the Registrant are responsible for the accuracy of the disclosures in the Fund’s registration statement.

B.	Staff Comment: The Staff comments are universal and may apply to multiple sections of the Registration statement.

Registrant’s Response: Registrant acknowledges that comments are universal and may apply to multiple sections of the Registration statement.

C.	Staff Comment: Supplementally confirm to the Staff that any areas of the registration statement that are not complete in PEA 268 will be completed in the subsequent post-effective amendment to the registration statement with respect to the Fund.

Registrant’s Response: Registrant confirms that any information not completed in PEA 268 will be completed in the subsequent post-effective amendment to the registration statement with respect to the Fund.

D.	Staff Comment: Please provide a copy of any changes to the registration statement at least five business days prior to the date of effectiveness.

Registrant’s Response: Comment complied with.

E.	Staff Comment: Should the Registrant decline a Staff comment, please supplementally explain the rationale for declining the comment and cite to any applicable laws, regulations, rules, etc.

Registrant’s Response: To the extent Registrant has declined a Staff comment, Registrant has included the rationale for declining the comment, including, any applicable citations.

F.	Staff Comment: The Staff notes that any comments that are being provided for the Registrant’s consideration will be specifically identified as such in the applicable comment.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

Registrant’s Response: Registrant acknowledges the Staff’s comment.

General Comments

1.	Staff Comment: The Staff notes that the Fund materially changed its investment strategy and Smith Capital Investors, LLC (“Smith”) will no longer serve as the Fund’s investment sub-adviser, resulting in a transition in the prior managerial structure of the Fund. Please supplementally inform the Staff why the Board of Trustees of the Trust (the “Board”) believes these changes are consistent with its fiduciary obligations to the Fund and in the best interests of the shareholders, who did not vote for these changes. Additionally:

a.	explain in detail the information the Board considered and how the Board weighed the information in arriving at its decision;

b.	explain in detail why the Board concluded that this approach was better than other alternatives, such as liquidating the Fund and launching a new fund; and

c.	support such explanations with data (e.g., that the Board considered the cost savings associated with the approach of updating the Fund’s strategy and terminating the sub-adviser against the costs of liquidating the Fund and launching a new fund).

Registrant’s Response: In connection with its meeting held on June 11-12, 2024, the Board, which is comprised solely of Trustees who are not considered to be “interested person[s]” of the Registrant under the Investment Company Act (the “Independent Trustees”), considered and approved, the following changes relating to the Fund as reflected in PEA 268 (collectively, the “Changes”): the changes to the Fund’s name; the termination of the Sub-Advisory Agreement dated June 17, 2020 between the Adviser and Smith with respect to the Fund; and the changes to the Fund’s investment strategies whereby the Fund would now invest as a principal investment strategy in underlying exchange-traded funds that are advised by the Adviser (each, an “Underlying ETF”) to gain fixed income exposure as opposed to making such investments directly. In consideration of the Changes, the Trustees reviewed information provided by ALPS Advisors Inc., the Fund’s adviser (the “Adviser”), in advance of the meeting, including a presentation discussing from the Adviser.

As part of its review, the Trustees considered the Adviser’s rationale for the Changes, including, among other factors, potential efficiencies to the Fund from investing its Fixed Income Sleeve (as defined below) in Underlying ETFs advised by the Adviser. The Board considered that the proposed changes to the Fund’s principal investment strategies, while material and requiring a filing pursuant to Rule 485(a) under the Securities Act of 1933, did not change the Fund’s investment objective or strategy of normally investing 60% of its assets in equity securities (the “Equity Sleeve”) and, on a look-through basis, 40% of its assets in fixed-income securities and cash equivalents (the “Fixed Income Sleeve”). Furthermore, the Board also noted that, while the Adviser proposed investing the Fixed Income Sleeve in Underlying ETFs, the Underlying ETFs will invest in similar fixed income securities as those in which the Fund currently invests.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

In addition, the Board received and considered information regarding the portfolio transition, including the estimated time to transition the Fund’s portfolio and the tax implications associated with repositioning the Fund’s portfolio. The Board also considered that the Adviser has agreed to waive fees and/or reimburse the Fund for any acquired fund fees and expenses (“AFFE”) incurred by the Fund in connection with the Fund’s investments in ETFs advised by the Adviser.

The Board considered various alternatives to the Changes, including the terms under which Smith would potentially remain as a sub-adviser to the Fund and the capability and willingness of the Adviser to invest the fixed income portion of the Fund directly into particular fixed income instruments. The Board concluded that the Changes were, given the alternatives, in the best interests of the Fund and the Fund’s shareholders. The Board did not consider liquidating the Fund or launching a new series of the Trust as alternatives to the Changes.

In evaluating the Changes, the Trustees considered their duties under the 1940 Act, as well as under the general principles of state law, and the standards used by courts in determining whether investment company boards have fulfilled their duties. To assist the Trustees in their deliberations, the Trustees consulted with their independent legal counsel, including in executive session. In considering the approval of these changes, the Trustees reviewed and evaluated the information and factors they believed to reasonably be necessary and appropriate in light of legal advice furnished to them by their independent legal counsel and through the exercise of their own business judgment. Individual Trustees may have weighed certain factors or information differently, and the Board did not consider any single factor or information controlling in reaching its decision. The Board, in exercising its fiduciary duties, does not dictate to an investment adviser how to achieve the optimal return for shareholders or what investments to make, but rather relies on the expertise of the Adviser to manage the Fund’s assets. With regard to the Fund, the Board considered the Adviser’s expertise and gave deference to the Adviser’s recommendation that the Changes would be beneficial to Fund shareholders.

Based on the information presented, and other information and factors deemed relevant to each Trustee in the exercise of his or her business judgment, the Trustees concluded that the Changes were in the best interest of the Fund and the Fund’s shareholders and the Trustees approved the Changes.

2.	Staff Comment: Please explain why the Adviser feels the Changes are consistent with its fiduciary duties to the Fund.

Registrant’s Response: The Adviser believes that the Changes are in the Fund’s best interest as the Fund will gain trade execution and tax efficiencies by attaining the fixed income exposure through an Underlying ETF. Any AFFE associated with the Fund’s investment in ETFs advised by the Adviser will be reimbursed to the Fund by the Adviser.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

3.	Staff Comment: Has the Trust and the Fund notified shareholders of the Changes? If notice was provided, please provide the Staff a copy of the notice and indicate when the notice was transmitted. If notice was not provided, when and how will the Trust and Fund provide such notice?

Registrant’s Response: Shareholders will be notified of the Changes by receiving a copy of the revised prospectus or summary prospectus, as appropriate, once those materials are effective.

4.	Staff Comment: What is the composition of the Fund’s shareholder base (e.g., affiliated vs. unaffiliated, retail vs. institutional, and domestic vs. foreign)?

Registrant’s Response: The Adviser has indicated that, as of August 1, 2024, 100% of the Fund is owned by domestic retail shareholders. Of such shareholders, 19% are affiliated with the Fund.

5.	Staff Comment: Please supplementally explain why making the Changes in a post-effective amendment to the Trust’s registration statement pursuant to Rule 485(a)(1) (allowing for effectiveness 60 days after filing the post-effective amendment) as opposed to a post-effective amendment to the Trust’s registration statement pursuant to Rule 485(a)(2) to add a new series of the Trust (allowing for effectiveness 75 days after filing the post-effective amendment) is consistent with the text and policy of Rule 485(a). Please also explain why Registrant believes this does not provide an unfair advantage over other registrants that go effective 75 days after the date of filing pursuant to Rule 485(a)(2).

Registrant’s Response: As detailed in response to Staff Comment 1, while the Fund will no longer have a sub-adviser and a portion of the Fund’s assets will be invested in Underlying ETFs instead of directly, Registrant does not believe the Changes are material enough to warrant the launch of a new series of the Trust to implement. The Fund will maintain the same investment adviser and while the Fund’s investment in fixed income securities will be accomplished through investments in Underlying ETFs, currently expected primarily to be the ALPS | Smith Core Plus Bond ETF (“SMTH”), the Fund’s investment objective and strategy to invest at least 60% of its assets the Equity Sleeve and, on a look-through basis and 40% of its assets in the Fixed Income Sleeve is not changing. Additionally, SMTH is advised by the same investment adviser, sub-advised by Smith, and invests in fixed income securities that are similar to the fixed income securities the Fund currently holds directly.

After analyzing the materiality of the Changes in light of the above circumstances, Registrant believes that including the Changes in a post-effective amendment to the Trust’s registration statement filed under Rule 485(a)(1) is appropriate. Registrant also notes that Post-Effective Amendment No. 276 to the Trust’s Registration Statement, filed with the Commission on August 26, 2024, delayed the effectiveness of PEA 268 to September 12, 2024 (Accession No. 0001398344-24-015518) (“PEA 276”), and Post-Effective Amendment No. 278 to the Trust’s Registration Statement, filed with the Commission on September 11, 2024, further delayed the effectiveness of PEA 268 to September 20, 2024 (Accession No. 0001398344-24-017810) (“PEA 278”). The delay in the effectiveness of PEA 268 means that PEA 268 would go effective 84 days from the date PEA 268 was filed, nine days longer than the period in which the filing would have gone effective if filed pursuant to Rule 485(a)(2). While Registrant does not believe that an unfair advantage would have been given to the Fund by filing the changes under Rule 485(a)(1), the filing of PEAs 276 and 278 removes any potential perceived advantage to the Fund over a fund that filed under Rule 485(a)(2).

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

6.	Staff Comment: Please supplementally inform the Staff the percentage of the Fund’s portfolio that will need to be repositioned as a result of the Changes.

Registrant’s Response: As discussed in response to Staff Comment 5, the Fund’s fixed income sleeve (which normally comprises 40% of the Fund’s assets) will be reinvested through Underlying ETFs. Based on information from the Fund’s Adviser, as of June 12, 2024, the Fund’s fixed income positions were at a net loss, and the Fund anticipates that any gain or loss realized in connection with the repositioning of the Fund’s portfolio would be immaterial.

7.	Staff Comment: Have any shareholders of the Fund contacted the Trust, the Fund, or any of the Fund’s intermediaries about the planned Changes? If yes, describe the nature of the communication, including whether anyone has expressed displeasure or disagreement with the planned Changes or threatened legal action.

Registrant’s Response: Based on information from the Fund’s Adviser and fund administrator, none of the Trust, the Fund, or any of the Fund’s intermediaries have been contacted by shareholders regarding the planned Changes.

8.	Staff Comment: Pursuant to the expense limitation agreement between the Trust, the Adviser, and Smith, dated December 24, 2024 (the “Existing ELA”), Smith is entitled to recoup expenses previously waived under certain circumstances. Following the termination of Smith as the Fund’s sub-adviser, will Smith maintain its right to recoup previously waived fees?

Registrant’s Response: Registrant confirms that following the termination of Smith as the Fund’s investment sub-adviser, Smith will not retain the right to recoup any amount it waived under the Existing ELA prior to its termination as the Fund’s sub-adviser.

9.	Staff Comment: In the preamble to each Fund’s fees and expenses table, please bold the following language, “[y]ou may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Registrant’s Response: Comment complied with.

10.	Staff Comment: The Fund’s fees and expenses table includes “Shareholder Services Fees and “Other Expenses” as sub-captions under the “Total Other Expenses” line item. The “Networking, Sub-Accounting, and Administrative Fees” section on page 26 of the prospectus includes, “[a]ny such payment by the Fund to a financial intermediary for networking, recordkeeping, sub-accounting and/or administrative services are in addition to any 12b-1 related services provided to shareholders.” Should there also be a sub-caption for such fees in the fees and expenses table? Additionally, please include in the prospectus a discussion of the Fund’s Rule 12b-1 Plan. Explain supplementally to the Staff what agreement covers such fees and, to the extent not previously filed, file the agreement as an exhibit to the Trust’s registration statement.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

Registrant’s Response: Registrant notes that any networking, recordkeeping, sub-accounting and/or administrative services that are in addition to any 12b-1 related services provided to shareholders would be included under “Other Expenses” in the Fund’s fees and expenses table. Registrant also notes that a discussion of the Fund’s Rule 12b-1 Plan is included in the “Distribution and Services (12b-1) Plan for Investor Class, Class A, and Class C Shares” beginning on Page 29 of the prospectus. While Registrant understands there may be differences between the discussion of the Fund’s Rule 12b-1 Plan and Shareholder Services Plans in the Fund’s prospectus as compared to the prospectus for certain other series of the Trust, Registrant believes the discussions currently included in the Fund’s prospectus are accurate and adequate to inform shareholders of the terms of such Plans, and accordingly, has not made revisions to such discussions. The terms of the networking, sub-accounting, and administrative fees paid to intermediaries are addressed in individual agreements with such intermediaries. These agreements have not been filed as exhibits to the Fund’s registration statement because Registrant believes that none of these agreements individually rise to the level to be considered a material contract required to be filed by Item 28 of Form N-1A.

11.	Staff Comment: Confirm supplementally to the Staff that Registrant is aware that if the Fund’s expense limitation agreement is not triggered because the Fund’s total annual operating expenses are below the applicable waiver threshold, information related to the expense limitation agreement should not be disclosed in the Fund’s fees and expenses table or expense example provided in response to Item 3 of Form N-1A.

Registrant’s Response: Registrant acknowledges the Staff’s position that if a Fund’s expense limitation agreement is not triggered because the Fund’s total annual operating expenses are below the applicable waiver threshold, information related to the expense limitation agreement should not be disclosed in the Fund’s fees and expenses table or expense example provided in response to Item 3 of Form N-1A.

12.	Staff Comment: Footnote (3) to the fees and expenses table includes that the Fund’s Total Annual Fund Operating Expenses have been restated to reflect current fees. Please explain supplementally to the Staff the nature of the restated fees. See Instruction 3(d)(iii) to Item 3 of Form N-1A.

Registrant’s Response: While the Fund may accrue daily shareholder services fees of up to 0.15% of the average daily net asset value for the Investor Class and Class A shares, the Fund has limited the shareholder services fees allocated to such classes to 0.05% for each Class. and the Fund may also accrue daily shareholder services fees of up to 0.25% of the average daily net asset value for Class C shares. The Fund pays an aggregate fee, not to exceed the applicable Class’s maximum shareholder services fee described above. Such payments will be made on assets attributable to or held in the name of a participating organization, on behalf of its clients as compensation for providing service activities pursuant to an agreement with the participating organization.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

In certain periods, the amount of shareholder services fees actually allocated to a class of Fund shareholders may be lower than the maximum amount of shareholder services fees a Fund may allocate to such shareholders due to: (i) certain participating organizations charging less than the maximum shareholder services fee permissible and (ii) certain shareholders directly holding shares of the Fund, which do not involve a participating organization or shareholder servicing fees. The amount of the shareholder services fees actually collected in a given fiscal year may vary from year to year due to changes, for example, in the Funds’ participating organizations, changes in the fees charged by such participating organizations, and the percentage of shares held by direct shareholders.

During the fiscal year ended October 31, 2023, the Fund did not utilize the maximum shareholder services fees for the applicable classes. The fees and expenses table in the prospectus has been restated to reflect the maximum shareholder services fees that could be utilized by the Fund.

Instruction 3(d)(ii) to Item 3 of Form N-1A includes that if there have been any changes in “Annual Fund Operating Expenses” that would materially affect the expense information disclosed in the table, restate the expense information using the current fees as if they had been in effect during the previous fiscal year. As noted above, the amount of shareholder services fees allocated to a particular class of shareholders varies from year to year, and shareholders may be allocated the full shareholder services fee in the upcoming year. Accordingly, as permitted by Instruction 3(d)(ii) to Item 3, the Fund’s fees and expenses table includes the maximum amount of shareholder services fees that shareholders may be allocated with respect to the applicable share class (the “current” shareholder services fee) in order to avoid understating the amount of shareholder services fees a shareholder can be expected to incur in the upcoming fiscal year.

13.	Staff Comment: Footnote (4) to the Fund’s fees and expenses table includes that the Adviser will reimburse the Fund for any AFFE incurred by the Fund in connection with its investments in any ETF advised by the Adviser. Is this a separate waiver from the other amounts being waived by the Adviser? Please confirm that any such waiver will be in place for at least one-year and include a copy of the expense limitation agreement as an exhibit to the response.

Registrant’s Response: A form of the new expense limitation agreement between the Adviser and the Trust with respect to the Fund (the “New ELA”) is attached as Exhibit A hereto. The Adviser’s agreement to waive AFFE incurred by the Fund in connection with its investments in any ETF advised and the Adviser’s agreement to waive and/or reimburse certain other fees by the Adviser are part of the same agreement, as reflected in the New ELA. Registrant confirms that the New ELA will be in effect for at least one year from the date of the prospectus. [Please note that this Exhibit A has been deleted and replaced with Exhibits A-1 and A-2 in light of SEC Supplemental Comment 1 received on September 18, 2024, below.]

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

14.	Staff Comment: Clarify the last sentence in footnote (4) to the Fund’s fees and expenses table that the expense limitation agreement may only be terminated by the Board during the one-year period.

Registrant’s Response: Comment complied with. The final sentence in footnote (4) has been revised as follows:

“~~The Adviser may not discontinue this waiver prior to [___],~~Prior to February 28, 2026, this waiver may not be modified or discontinued without the approval of the Fund’s Board of Trustees.

15.	Staff Comment: The preamble to the Fund’s expense example includes, “[t]his example reflects the net operating expenses with expense waivers for the current term of the Fund’s Expense Agreement, which ends [___].” If no fees are being waived, remove the above referenced language from the preamble to the Fund’s expense example.

Registrant’s Response: Registrant notes that because the Adviser will waive fees and/or reimburse the Fund for any AFFE incurred by the Fund in connection with its investment in Underlying ETFs advised by the Adviser, the above referenced language will be applicable to the Fund’s expense example, and accordingly, has not been removed.

16.	Staff Comment: The following language is included below the Fund’s expense example:

“The expenses that would be paid for Investor Class, Class A, and Class I shares, if a shareholder did not redeem shares, would be the same as shown for that class above. Descriptions of sales charge waivers and/or discounts for Class A Shares with respect to certain financial intermediaries are reproduced in “Appendix A – Intermediary-Specific Sales Charge Waivers and Discounts” to this prospectus based on information provided by the financial intermediary.”

The Staff notes that the Fund should only include in the summary section the information permitted by Items 2-8 of Form N-1A. Delete this paragraph or explain how the disclosure is permitted under Form N-1A. See General Instruction 3 of Form N-1A.

Registrant’s Response: In accordance with Item 3 of Form N-1A, the above referenced paragraph below the Fund’s expense example has been deleted and replaced with the following:

“The Example does not reflect sales charges (loads) on reinvested dividends and other distributions. If these sales charges (loads) were included, your costs would be higher.”

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

17.	Staff Comment: The discussion of the Fund’s principal investment strategies includes, “[t]he primary decision factor in building the Equity Sleeve of the investment portfolio is the combination of dividend-paying stocks and stocks determined to have high or improving return on invested capital (“ROIC”).” Please define how the Fund determines a stock has high or improving ROIC. Based on the response, the Staff may have additional comments. Additionally, include the types of issuers in which the Fund may invest (foreign, domestic, or both) and add attendant disclosure to the discussion of the Fund’s principal risks.

Registrant’s Response: In connection with the Fund’s determination as to whether a stock has high or improving ROIC, the Adviser reviews the profitability, as measured by ROIC, of potential equity investments and selects those investments: (i) with ROIC that is above the company’s cost of capital and above the industry average, or (ii) that are seeing ROIC improve relative to such company’s own history. The following has been added as the third sentence of the second paragraph in the discussion of the Fund’s principal investment strategies provided in response to Item 9 of Form N-1A:

“For this purpose, the Adviser reviews the profitability, as measured by ROIC, of potential equity investments and selects those investments: (i) with ROIC that is above the company’s cost of capital and above the industry average, or (ii) that are seeing ROIC improve relative to such company’s own history.”

Registrant notes that, as disclosed in the Fund’s prospectus, up to 25% of the equity portion of the Fund’s investment portfolio may be in stocks outside of the US. Additionally, “Non-U.S. Securities Risk” is included in the discussion of the Fund’s principal risks.

18.	Staff Comment: The discussion of the Fund’s principal investment strategies includes that up to 25% of the equity portion of the investment portfolio may be in stocks outside of the US. Please clarify what “25% of the equity portion of the investment portfolio” means. How is this quantified (e.g., based on net assets)? Is this referring to the equity securities of foreign companies?

Registrant’s Response: The Fund will normally invest 60% of its total assets in the Equity Sleeve. Up to 25% of the Equity Sleeve (calculated based on the total market value of the Fund’s Equity Sleeve) may be invested in stocks outside of the U.S. The penultimate sentence of the second paragraph in the discussion of the Fund’s principal investment strategies has been revised as follows:

“Up to 25% of the equity portion of the investment portfolio (calculated based on the total market value of the Fund’s Equity Sleeve) may be in stocks outside of the US.”

19.	Staff Comment: The Staff notes that the third paragraph in the discussion of the Fund’s principal investment strategies includes, “…the Fund generally intends to invest in the securities of affiliated exchange traded funds (each, an “Underlying ETF”) advised by the Adviser.” Please remove from the Fund’s principal investment strategies and principal risks phrases that indicate that the discussion includes an incomplete description of the Fund’s principal investment strategies and risks.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

Registrant’s Response: Comment complied with.

20.	Staff Comment: In the discussion of the Fund’s principal investment strategies, disclose the names of the affiliated ETFs in which the Fund may invest and their principal investment strategies. Please also clarify the nature of the affiliation (e.g., because the ETFs are also advised by the Adviser or series of the same Trust). Disclose how the shares of affiliated ETFs will be purchased and the risks associated with the purchase methodology. Will the affiliated ETFs be actively managed or those that track an index? Will the Fund also invest in unaffiliated ETFs? If yes, add associated disclosure to the discussion of the Fund’s principal investment strategies. If not, confirm supplementally to the Staff as part of the response letter.

Registrant’s Response: The third paragraph in the discussion of the Fund’s principal investment strategies has been revised as follows:

“For the Fixed Income Sleeve, the Fund ~~generally~~ intends to invest in the securities of affiliated exchange-traded funds (each, an “Underlyingly ETF”) ~~advised by the adviser~~, expected primarily to consist of ETFs advised by the Adviser. The Adviser intends for the Fixed Income Sleeve to gain fixed income exposure through investments in Underlying ETFs, primarily the ALPS | Smith Core Plus Bond ETF (“SMTH”), although the Fixed Income Sleeve may gain fixed income exposure by investing in other unaffiliated and affiliated funds or ETFs. Individual shares of affiliated and unaffiliated ETFs may only be purchased and sold in secondary market transactions through a broker or dealer at a market price. Shares of SMTH are listed for trading on the NYSE Arca.

An Underlying ETF’s fixed-income investments ~~may reflect a broad range of credit qualities and may include~~ will principally consist of corporate debt securities, U.S. Government obligations, agency mortgage-backed securities, asset-backed securities, “to be announced” or “TBA” commitments, and bank loans. An Underlying ETF may ~~hold investments~~ invest in ~~bank loans;~~ instruments of any maturity or duration~~; instruments~~ and of any credit quality (including non-investment grade bonds, also known as “junk” bonds~~); “to be announced” or “TBA” commitments; and other securities~~. An Underlying ETF’s investment in agency mortgage-backed securities and asset-backed securities represent “pools” of commercial or residential mortgages or other assets, including consumer loans or receivables. On a look-through basis, the Fund may invest up to 35% of the Fixed Income Sleeve of the Fund’s portfolio in high-yield/high-risk bonds, also known as “junk” bonds.”

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

Registrant notes that SMTH is an actively managed ETF. The Fund may invest in unaffiliated ETFs. Registrant notes that the discussion of the Fund’s principal risks includes an “ETF Investment Risk” which includes disclosure regarding the risks associated with investments in both affiliated and unaffiliated ETFs.

21.	Staff Comment: Explain how the Fund’s investments in affiliated or unaffiliated ETFs comply with the requirements of Section 12 under the Investment Company Act and discuss any applicable agreements (e.g., fund of funds agreements, Rule 12d1-4 participation agreements, etc.) and file copies of such agreements as exhibits to the registration statement.

Registrant’s Response: Pursuant to Paragraph (b)(2)(iv) of Rule 12d1-4 under the Investment Company Act, unless the acquiring fund's investment adviser acts as the acquired fund's investment adviser and such adviser is not acting as the sub-adviser to either fund, the acquiring fund must enter into an agreement with the acquired fund. Because the Adviser to the Fund serves as the investment adviser of SMTH, Registrant does not intend to enter into a fund of funds agreement with respect to the Fund’s investments in SMTH. If the Fund determines to invest in any other Underlying ETF such that the Fund would like to rely on Rule 12d1-4, the Fund will assess at that time the need for a fund of fund agreement with that Underlying ETF.

22.	Staff Comment: Do the affiliated ETFs have multiple share classes? If yes, will the Fund invest in the cheapest share class? If not, please supplementally explain why to the Staff.

Registrant’s Response: SMTH does not have more than one share class, and based on information from the Adviser, the other Underlying ETFs in which the Fund expects to invest do not have more than one share class.

23.	Staff Comment: Consider breaking the third paragraph in the discussion of the Fund’s principal investment strategies into smaller paragraphs to assist a shareholder in understanding the Fund’s strategies.

Registrant’s Response: Comment complied with. As reflected in the response to Staff Comment 20, this paragraph has been split into two separate paragraphs.

24.	Staff Comment: The “Mortgage- and Asset-Backed Securities” discussion on page 11 of the prospectus includes, “[a]sset-backed securities may be backed by various consumer obligations, including automobile loans, equipment leases, credit card receivables, or other collateral.” Specify the “other collateral” and include disclosure in the discussion of the Fund’s principal investment strategies. The Staff would not object to inclusion of this disclosure in the information provided in response to Item 9 of Form N-1A.

Registrant’s Response: Registrant notes that the “Mortgage- and Asset-Backed Securities” discussion on page 11 of the prospectus has been removed.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

25.	Staff Comment: In the third paragraph of the discussion of the Fund’s principal investment strategies, clarify the types of U.S. Government obligations in which the Fund may invest and add attendant risk disclosure to the discussion of the Fund’s principal risks. The Staff would not object to inclusion of this disclosure in the information provided in response to Item 9 of Form N-1A.

Registrant’s Response: The applicable sentence in the discussion of the Fund’s principal investment strategies provided in response to Item 9 of Form N-1A has been revised as follows:

“An Underlying ETF’s fixed-income investments may reflect a broad range of credit qualities and may include corporate debt securities, U.S. Government obligations agency mortgage-backed securities, asset-backed securities, and bank loans. U.S. Government obligations consist of all types of U.S. Government notes, bills, and bonds.”

Registrant notes that the discussion of the Fund’s principal risks includes “U.S. Government Securities Risk,” which provides information regarding the risks associated with investing in U.S. Government debt securities.

26.	Staff Comment: The third paragraph of the discussion of the Fund’s principal investment strategies, refers to “agency mortgage-backed securities” while the discussion of the Fund’s principal risks includes a more general Mortgage-Backed and Asset-Backed Securities Risk.” Please harmonize these disclosures. The “Mortgage- and Asset-Backed Securities” discussion on page 11 of the prospectus includes, “[t]he Fund or Underlying ETF may also purchase mortgage- and asset-backed securities through single- and multi-seller conduits, collateralized debt obligations, structured investment vehicles, and other similar securities.” Please clarify what is included within “other similar securities” and add attendant risk disclosure. Please also define what the Fund means by “structured investment vehicles.” Review the remainder of this section for “buzz words” regarding mortgage-backed securities and add specificity. Additionally, move any non-principal strategies of the Fund to the SAI.

Registrant’s Response: As noted in response to Staff Comment 24, the “Mortgage- and Asset-Backed Securities” discussion on page 11 of the prospectus has been removed from the prospectus. Additionally, Registrant has harmonized the disclosure in the “Mortgage-Backed and Asset-Backed Securities Risk” and the discussion of such securities in the Fund’s principal investment strategies.

Registrant confirms that any non-principal investment strategies in the prospectus contained in PEA 268 have been moved to the Fund’s SAI, but respectfully notes that in connection with the next annual update to the Fund’s prospectus scheduled for February 2025, the Fund’s prospectus will be incorporated into a combined prospectus applicable to many (if not all) of the series of the Trust advised by the Adviser. As a result, the Item 9 disclosures in that combined prospectus relating to principal investment strategies and principal risks of the funds will include a summary table identifying which principal investment strategies and principal risks apply to each fund, including the Fund. Based on this approach, the table will clearly identify which principal risks are associated with the Fund; however, the narrative in the Item 9 disclosures that follow the summary table will include certain risks that are non-principal for the Fund but are principal for other funds included in the combined prospectus.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

27.	Staff Comment: The “Affiliated ETF Risk” in the discussion of the Fund’s principal risks includes, “the Adviser has agreed to waive and/or reimburse the Fund for any acquired fund fees and expenses payable by the Fund that are attributable to the portion of the Fund’s assets invested in an AAI ETF.” Confirm supplementally to the Staff the waiver referenced in this disclosure it a component of the expense limitation agreement and the Adviser will not be permitted to recoup any such waived amounts.

Registrant’s Response: Registrant confirms that the waiver referred to in the “Affiliated ETF Risk” is a component of the New ELA. Pursuant to the terms of the New ELA, the Adviser will not be permitted to recoup any AFFE waived or reimbursed by the Adviser in connection with the Fund’s investment in ETFs advised by the Adviser.

28.	Staff Comment: The Staff re-iterates its comment requesting the Registrant review and harmonize the disclosure regarding mortgaged-backed and asset-backed securities provided in response to Items 4 and 9 of Form N-1A. Remove open-ended terms from, and specify the applicable types of MBS and ABS in which the Fund may invest in such discussions.

Registrant’s Response: As noted in response to Staff Comments 19 and 26, Registrant has removed open-ended terms and harmonized the discussion of mortgage-backed and asset backed securities in the Fund’s principal risks and principal strategies.

29.	Staff Comment: Please confirm the disclosure in the SAI has been updated in light of the adoption of Rule 18f-4 and related asset coverage requirements or update the disclosure accordingly. See Investment Company Act Release No. 10666 (April 18, 1979) for guidance.

Registrant’s Response: Comment complied with.

30.	Staff Comment: Revise the “Investment Policies and Risks Applicable to the Fund” section of the SAI to distinguish between those that are principal and non-principal. Include disclosure regarding all principal strategies and risks in the Fund’s prospectus.

Registrant’s Response: Comment complied with.

31.	Staff Comment: The first paragraph in the “Investment Policies and Risks Applicable to the Fund” section of the SAI includes, “[t]he following is not meant to be an exclusive list of all the securities and instruments in which the Fund may invest or investment strategies in which it may engage, and the Fund may invest in instruments and securities and engage in strategies other than those listed below.” Delete or clarify this sentence as the disclosure suggests the Fund is not in compliance with the requirements under Items 4, 9, and 16 of Form N-1A to disclose the Fund’s principal and non-principal investment strategies and risks.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

Registrant’s Response: Comment complied with. The above referenced disclosure has been removed from the Fund’s SAI.

32.	Staff Comment: In the discussion of “Exchange Traded Funds and Other Similar Investments” in the Fund’s SAI, remove references to “other similar investments” or define what is included within “other similar investments.” If any of such investments are principal add associated disclosure to the Fund’s prospectus in the information provided in response to Items 4 and 9 of Form N-1A.

Registrant’s Response: The third sentence in the first paragraph in the “Exchange Traded Funds and Other Similar Instruments” section of the SAI has been deleted and replaced with the following:

“Instruments that are similar to ETFs represent beneficial ownership interests in specific “baskets” of stocks of companies within a particular industry sector or group. These securities may also be exchange traded, but unlike ETFs, the issuers of these securities are not registered as investment companies.”

33.	Staff Comment: Remove “[t]he Fund may be subject to additional risks other than those described because the types of investment made by the Fund may change over time” from the first paragraph in the “Discussion of Principal and Non-Principal Risks” in the prospectus.

Registrant’s Response: Comment complied with. The above referenced sentence has been removed from the prospectus.

34.	Staff Comment: Based on the Fund’s fundamental investment limitations, it appears the Fund will engage in borrowings under Sections 18(f)(1) and 18(g) of the Investment Company Act. Please revise the disclosure in the “Other Practices – Borrowing” section in the SAI to explain permissible sources of borrowings. The exception in Section 18(f)(1) permits borrowing from banks.

Additionally, the second paragraph in the “Other Practices – Borrowing” section of the SAI includes disclosure regarding an exception to the asset coverage requirements for borrowings not in excess of 5% of the Fund’s total assets made for “temporary administrative purposes.” Define “temporary” to mean loans repaid within sixty days and not extended or renewed in accordance with Section 18(g) of the Investment Company Act and remove “administrative.”

The “Other Practices – Borrowing” section of the SAI includes that if the 300% asset coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio holdings. While the asset coverage requirements are continuous, please revise the disclosure to clarify that selling portfolio holdings is one option if the asset coverage requirements are breached.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

Registrant’s Response: Comment complied with.

The first sentence in the second paragraph of the Other Practices – Borrowing” section in the SAI has been revised as follows:

“Subject to the limitations described under “Investment Limitations” below and elsewhere herein, the Fund may be permitted to borrow from any bank for temporary purposes and/or for investment purposes.”

The relevant language in the second paragraph of the Other Practices – Borrowing” section in the SAI has been revised as follows:

“Provisions of the 1940 Act require the Fund to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of the Fund’s total assets made for temporary ~~administrative~~ purposes. A loan shall be presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed. Any borrowings for temporary ~~administrative~~ purposes in excess of 5% of the Fund’s total assets will count against this asset coverage requirement.”

The language regarding asset coverage declining as a result of market fluctuations in the “Other Practices – Borrowing” section in the SAI has been replaced with the following:

“In the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three days thereafter (not including Sundays and holidays), reduce the reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.”

35.	Staff Comment: The discussion of the Fund’s fundamental investment restriction with respect to concentration appears to have been revised in comparison the same fundamental investment restriction in the Fund’s Statement of Additional Information dated February 28, 2024. Please explain that this revision was an inadvertent change and reference the call between Mr. Schwartz and Ms. Browning during which Mr. Schwartz confirmed the change to the Fund’s fundamental investment restriction with respect to concentration was an inadvertent error.

Registrant’s Response: As discussed on the call between Mr. Schwartz and Ms. Browning, Registrant confirms that the Fund’s fundamental investment restriction with respect to concentration was inadvertently revised, and was corrected in the New PEA.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

36.	Staff Comment: The Staff notes that “Securities Lending Risk” is included under “Principal and Non-Principal Risks.” Please confirm if this is a principal or non-principal risk of the Funds. To the extent it is non-principal, please move the disclosure to the SAI. Confirm supplementally to the Staff the amount of a Fund’s portfolio that may be loaned. If more than 10% of a Fund’s portfolio may be loaned, include disclosure in the discussion of the Fund’s principal investment strategies and risks. If the Funds do not currently engage or expect to engage in securities lending, please indicate such supplementally to the Staff and confirm that should that change, the Registrant will update the disclosure accordingly.

If the Funds do engage or expect to engage in securities lending, disclose that: (i) the characteristics and risks associated with securities lending (e.g., that the costs associated with securities lending do not appear in a Fund’s fees and expenses tables and the Fund and shareholders indirectly bear the entire risk of loss in connection with securities lending), and (ii) the Board has a fiduciary obligation to recall securities on loan if the Fund has knowledge that a material event regarding such securities will occur.

Additionally, what is the Funds’ policy with respect to loans? Will the Funds use loans to the full extent permissible under the Investment Company Act?

Registrant’s Response: Based on information from the Adviser, the Fund does not currently engage or plan to engage in securities lending. Accordingly, disclosure regarding securities lending has not been added to the Fund’s prospectus. Registrant confirms that should the Fund engage in securities lending in the future, Registrant will update the Fund’s prospectus and/or SAI (as applicable) accordingly. The Fund may utilize loans to the maximum extent permissible under the Investment Company Act.

37.	Staff Comment: Footnote * to the Fund’s fundamental investment restrictions includes, “[t]hese restrictions shall be interpreted based upon no-action letters and other pronouncements of the staff of the Securities and Exchange Commission (“SEC”). Under current pronouncements, certain Fund positions may be excluded from the definition of “senior security” so long as the Fund complies with applicable regulatory requirements. See “Borrowing” above.” Please revise this disclosure in light of Rule 18f-4 under the Investment Company Act.

Registrant’s Response: Comment complied with. Footnote * has been revised as follows:

“These restrictions shall be interpreted based upon federal securities laws and the rules and regulations thereunder.~~no-action letters and other pronouncements of the staff of the Securities and Exchange Commission (“SEC”).~~ Under current pronouncements, certain Fund positions may be excluded from the definition of “senior security” so long as the Fund complies with applicable regulatory requirements. See “Borrowing” above.”

38.	Staff Comment: Footnote ** to the Fund’s fundamental investment restrictions includes, “[w]ith respect to the concentration policies, the Fund will consider the holdings of an underlying fund, including private equity funds, when determining compliance with such concentration policy.” Should the underlined reference to “policies” be revised to “policy”?

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

Registrant’s Response: Comment complied with. The reference to “policies” has been revised to “policy.”

39.	Staff Comment: Please clarify the reference to private equity funds in footnote ** to the Fund’s fundamental investment restrictions. Please confirm the reference is applicable or delete or revise the language accordingly.

Registrant’s Response: Comment complied with. Footnote * has been revised as follows:

“With respect to the concentration policies, the Fund will consider the holdings of an underlying fund~~, including private equity funds,~~ when determining compliance with such concentration policy.”

Supplemental Comments (September 18, 2024):

1.	Staff Comment: With respect to Registrant’s response to Staff Comment 1:

a)	The first paragraph of the response to Staff Comment 1 includes that the Trustees considered the Adviser’s agreement to waive and/or reimburse AFFE incurred by the Fund in connection with the Fund’s investments in Underlying ETFs advised by the Adviser. Did the Board consider that if the Adviser determined to not renew or extend this waiver and the other amounts waived under the New ELA, that the Fund, and indirectly, the Fund’s shareholders would bear these expenses?

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

b)	The penultimate paragraph in the fourth paragraph of the response includes, “[t]he Board concluded that the Changes were, given the alternatives, in the best interests of Fund shareholders.” Please also clarify what consideration was given to the best interests of the Fund and, to the extent appropriate, update similar references throughout the response.

c)	The fifth paragraph in the response includes, “the Trustees reviewed and evaluated the information and factors they believed to reasonably be necessary and appropriate in light of legal advice furnished to them by their independent legal counsel and through the exercise of their own business judgment.” Please clarify what information was included provided to the Trustees and the source of such information, including if any third-party data was provided.

Registrant’s Response:

a)	Although the Board did not specifically focus on the Adviser’s ability to determine not to renew the New ELA for subsequent one-year periods as part of its consideration of the Changes, the Board did review the New ELA, which included the one-year term. However, in response to the Staff’s comment, AAI has agreed to implement a permanent waiver/reimbursement agreement pursuant to which the Adviser will waive and/or reimburse AFFE incurred by the Fund in connection with the Fund’s investments in Underlying ETFs. Such waiver may only be modified or discontinued by the Board of Trustees. In light of this change, the Adviser and the Trust intend to enter into a separate expense limitation agreement that relates solely to the Adviser’s agreement to waive AFFE incurred by the Fund in connection with investments in Underlying ETFs (the “AFFE ELA”). The AFFE ELA is attached hereto as Exhibit A-2. Additionally, the New ELA has been revised to remove reference to amounts to be waived by the Adviser pursuant to the AFFE ELA. The revised New ELA is attached hereto as Exhibit A-1. Prior to the effective date of the Changes, the AFFE ELA and revised New ELA will be presented to the Board of Trustees for consideration and approval via written consent.

b)	Registrant has revised the response to Staff Comment 1 to include the Board’s determinations with respect to the Fund in addition to the Board’s determination with respect to Fund shareholders.

c)	As noted in response to Staff Comment 1, the materials provided to the Board in connection with its consideration of the Changes included a memorandum from the Adviser detailing the Changes and the Adviser’s rationale for proposing the changes. The materials provided to the Board did not include third-party data.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

2.	Staff Comment: With respect to Registrant’s response to Staff Comment 2, please supplementally clarify what is meant by the statement in the response that the Fund will “gain trade execution.” Please also describe the specific “tax efficiencies” to be gained by the Fund.

Registrant’s Response: Based on information from the Adviser, the trade and tax efficiencies the Fund may gain as a result of the Changes include a reduction in brokerage commissions, lower bid/ask spreads because of the scale of the ETF, minimization of the capital gains distributions from the ETF, and the ETF accommodating investment inflows and outflows by creating or redeeming creation units as opposed to engaging in the sale of securities.

3.	Staff Comment: With respect to Registrant’s response to Staff Comment 6, the response includes that the Fund’s fixed income sleeve (which normally comprises 40% of the Fund’s assets) will be reinvested through Underlying ETFs. Please further clarify if any portfolio re-positioning will transpire as a result of the investing the Fixed Income Sleeve in the Underlying ETFs. The Staff may have additional comments based on the response.

Registrant’s Response: Registrant confirms that the entirety of the Fund’s Fixed Income Sleeve will be sold and the proceeds will be invested in Underlying ETFs.

4.	Staff Comment: Registrant’s response to Staff Comment 15 includes, “because the Adviser will waive fees and/or reimburse the Fund for any AFFE incurred by the Fund in connection with its investment in Underlying ETFs advised by the Adviser, the above referenced language will be applicable to the Fund’s expense example.” This seems to indicate that only the waiver of AFFE incurred by the Fund in connection with its investments in Underlying ETFs is accounted for in the expense example. Please clarify with respect to the remainder of the amounts to be waived under the New ELA.

Registrant’s Response: As noted in response to Supplemental Staff Comment 1, the Adviser’s waiver and/or reimbursement of expenses incurred by the Fund in connection with its investments in Underlying ETFs is now covered by the separate AFFE ELA attached hereto as Exhibit A-2. Registrant confirms that the expense example information for the one-year period reflects both the AFFE ELA and amounts to be waived under the revised New ELA. Additionally, as the AFFE ELA will be in effect in perpetuity, in accordance with Instruction 4(a) to Item 3 of Form N-1A, the expense example information for the three-, five-, and ten-year periods reflects adjustments to reflect amounts to be waived under the AFFE ELA.

5.	Staff Comment: In connection with Registrant’s response to Staff Comment 17, please define “high or improving return on invested capital ROIC.” The response includes, “the Adviser reviews the profitability, as measured by ROIC, of potential equity investments and selects those investments: (i) with ROIC that is above the company’s cost of capital and above the industry average, or (ii) that are seeing ROIC improve relative to such company’s own history.” Please define how the Adviser determines the industry average and provide a source for such definition.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

Registrant’s Response: As noted in response to Staff Comment 17, the Adviser considers an equity investment to have high or improving ROIC as an equity investment “(i) with ROIC that is above the company’s cost of capital and above the industry average, or (ii) that are seeing ROIC improve relative to such company’s own history.” The language that was added to the Item 9 discussion of the Fund’s principal investment strategies has also been added to the Item 4 discussion of the Fund’s principal investment strategies. Additionally, the following information has been added to the discussion of the Fund’s principal investment strategies:

“Industry average is defined as a company’s Global Industry Classification Standard (GICS) industry mean. If GICS information is not available, the Adviser will determine the industry average in good faith.”

6.	Staff Comment: In the discussion of the Fund’s principal investment strategies, include how the Adviser determines an issuer to be a foreign issuer (for example, by reference to an index or by use of a test to determine whether the economic fortunes of an issuer are tied to a geographic region or country). The Staff would not object to the inclusion of this disclosure in the information provided in response to Item 9 of Form N-1A.

Registrant’s Response: The discussion of the Fund’s principal investment strategies provided in response to Item 9 of Form N-1A has been further revised to include the following language:

“With respect to foreign securities, the Adviser considers a company to be economically tied to a country if at least one of the following attributes exists: the company (1) is organized in such country, (2) is headquartered in such country, (3) has its primary stock exchange listing in a market located in such country, or (4) during the company’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in such country or has at least 50% of its assets in such country.”

7.	Staff Comment: Registrant’s response to Staff Comment 20 includes the following excerpt from the revised discussion of the Fund’s principal investment strategies:

“For the Fixed Income Sleeve, the Fund intends to invest in the securities of affiliated exchange-traded funds (each, an “Underlyingly ETF”) expected primarily to consist of ETFs advised by the Adviser. The Adviser intends for the Fixed Income Sleeve to gain fixed income exposure through investments in Underlying ETFs, primarily the ALPS | Smith Core Plus Bond ETF (“SMTH”), although the Fixed Income Sleeve may gain fixed income exposure by investing in other unaffiliated and affiliated funds or ETFs. Individual shares of affiliated and unaffiliated ETFs may only be purchased and sold in secondary market transactions through a broker or dealer at a market price. Shares of SMTH are listed for trading on the NYSE Arca.”

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

Please delete “expected” from the above excerpted language. Please also clarify the second bolded/underlined portion of the above excerpt. Should this be revised to “although the Fixed Income Sleeve may gain fixed income exposure by investing in other affiliated ETFs as well as unaffiliated ETFs”? If the Fund will also invest in other types of registered investment companies (“RICs”), please also include that the Fund may invest in such other RICs and indicate the types of RICs in which the Fund may invest.

Registrant’s Response: Based on information from the Adviser, the Fixed Income Sleeve will not invest in other RICs. Accordingly, the above excerpted paragraph has been revised as follows:

“For the Fixed Income Sleeve, the Fund intends to invest in the securities of affiliated exchange-traded funds, ~~(each, an “Underlyingly ETF”), expected primarily to consist~~ primarily consisting of ETFs advised by the Adviser (each, an “Underlying ETF”). The Adviser intends for the Fixed Income Sleeve to gain fixed income exposure through investments in Underlying ETFs, primarily the ALPS | Smith Core Plus Bond ETF (“SMTH”), although the Fixed Income Sleeve may gain fixed income exposure by investing in other unaffiliated and affiliated ~~funds or~~ ETFs. Individual shares of affiliated and unaffiliated ETFs may only be purchased and sold in secondary market transactions through a broker or dealer at a market price. Shares of SMTH are listed for trading on the NYSE Arca.”

8.	Staff Comment: Registrant’s response to Staff Comment 22 includes that the Underlying ETFs in which the Fund expects to invest do not have more than one share class. Please expand the response to also address unaffiliated ETFs and other RICs in which the Fund may invest.

Registrant’s Response: Registrant confirms that to the extent the Fund invests in unaffiliated ETFs and other RICs with more than one share class, the Adviser will seek to invest the Fund in the cheapest share class available at the time of investment, considering the various characteristics of the classes (for example, any investment minimums or limitations applicable to a particular class).

9.

Staff Comment: Please bold the “Shareholder Fees” and “Annual Fund Operating Expenses” captions in the Fund’s fees and expenses table. Fee table shareholder fees caption should be in bold and annual fund operating expenses should be in bold.

Registrant’s Response: Comment complied with.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

Supplemental Comments (September 24, 2024):

10.	Staff Comment: In connection with Registrant’s response to Supplemental Staff Comment 3 regarding the portion of the Fund’s portfolio to be sold and re-invested in Underlying ETFs, provide the following information:

a)	the approximate percentage of the Fund’s portfolio that will be sold and re-invested in Underlying ETFs;

b)	who will bear the cost of repositioning the Fund’s portfolio;

c)	the cost of repositioning the Fund’s portfolio in dollars and as a percentage of net assets;

d)	the tax ramifications of repositioning the Fund’s portfolio, including an estimate of any capital gains distributions to be triggered by the sales of the fixed income portion of the Fund’s portfolio; and

e)	if the Board gave any consideration to the cost to the Fund and its shareholders of repositioning the Fund’s portfolio as part of its consideration of the Changes.

The Staff may have additional comments based on Registrant’s response.

Registrant’s Response:

a)	As of September 16, 2024, the portion of the Fund’s portfolio to be sold and re-invested in Underlying ETFs was approximately 32%.

b)	The Fund, and indirectly the Fund’s shareholders, will bear any costs associated with repositioning the Fund’s portfolio.

c)	Registrant notes that the fixed income securities in the Fund’s portfolio involves spread trading. Due to the different, often negotiated and private nature of spreads which can vary by broker, security, and over time, no specific commission costs can be ascribed to the sale of the Fund’s fixed income securities. The Adviser approximates the costs associated with investing in the Underlying ETFs will be $1,500, constituting approximately 0.01% of the Fund.

d)	As of Board’s June 11-12, 2024 meeting, the unrealized loss was approximately $158,000. As further noted in response to Staff Comment 6, as of June 12, 2024, the Fund’s fixed income positions were at a net loss, and the Fund anticipates that any gain or loss realized in connection with the repositioning of the Fund’s portfolio would be immaterial. As of September 23, 2024, the Fixed Income Sleeve had an unrealized gain of approximately $33,000, or $0.03 per share.

e)	The Board received and considered information from the Adviser regarding the portfolio transition, including the estimated time to transition the Fund’s portfolio and the tax implications associated with repositioning the Fund’s portfolio. See the response to Staff Comment 1 for additional information regarding the Board’s consideration of the Changes.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

11.	Staff Comment: Please confirm that the New ELA and AFFE ELA will be operational at the time of the effectiveness of the post-effective amendment to the Fund’s Registration Statement incorporating the Changes. Please also revise footnote 4 to the Fund’s fees and expenses table to state that (i) the AFFE ELA may only be terminated or modified prior to February 28, 2026 with the consent of the Board, and (ii) the AFFE ELA has no termination date.

Registrant’s Response: Registrant confirms that the New ELA and the AFFE ELA will be operational at the time of effectiveness. Additionally, footnote 4 to the Fund’s fees and expenses table has been revised as follows:

“Pursuant to a written agreement (the “AFFE Agreement”), ALPS Advisors, Inc. (“ALPS Advisors,” or the “Adviser”) has agreed to waive and/or reimburse the Fund’s Investor Class, Class A, Class C and Class I shares for any acquired fund fees and expenses incurred by the Fund in connection with the Fund’s investment in any exchange-traded funds advised by the Adviser. The amount of such waived fees shall not be subject to recapture by the Adviser. The AFFE Agreement has no termination date. Prior to February 28, 2026 and thereafter, t~~T~~his waiver may not be modified or discontinued without the approval of the Fund’s Board of Trustees.”

12.	Staff Comment: In response to Supplemental Staff Comment 5, the discussion of the Fund’s principal investment strategies was revised to include that “[i]f GICS information is not available, the Adviser will determine the industry average in good faith.” Please revise the disclosure to disclose, in plain English, the factors the Adviser would consider if GICS information is not available.

Registrant’s Response: Based on information from the Adviser, all of the Fund’s securities will be classified into an industry under GICS. Accordingly, the above referenced sentence has been removed from the discussion of the Fund’s principal investment strategies.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Benjamin Winograd
Benjamin Winograd
Assistant Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

EXHIBIT A -1– FORM OF NEW ELA

ALPS ADVISORS, INC.

1290 Broadway, Suite 1000

Denver, CO 80203

October 1, 2024

Lucas Foss, President

Financial Investors Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Re:	ALPS Balanced Opportunity Fund (the “Fund”) of the Financial Investors Trust (the “Trust”)

Dear Mr. Foss:

This letter confirms ALPS Advisors, Inc.’s (the “Adviser”) agreement with the Trust to contractually limit the total amount of the “Management Fees” and “Other Expenses” that it is entitled to receive from the Fund.

With respect to the Fund’s Class A, Investor Class, Class C and Class I shares, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A), after such expense reimbursement and/or fee waiver (exclusive of distribution and service (12b-1) fees, shareholder services fees, acquired fund fees and expenses, brokerage expenses, interest expense, taxes and extraordinary expenses) exceed 0.85% for Class A, Investor Class, Class C and Class I shares, the Adviser will reduce the fee payable by the Fund to the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess. The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

The Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as of October 4, 2024, and shall continue at least through February 28, 2026.

The Adviser will be permitted to recapture, on a class-by-class basis, expenses it has borne through this letter agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement; provided however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. The Adviser will be permitted to recover from the Fund any management fees it has waived in connection with the Fund. Notwithstanding the foregoing, the Fund will not pay any such deferred fees and expenses more than thirty-six months after the date on which the fees or expenses were deferred, as calculated on a monthly basis.

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

Except as expressly amended herein, the letter agreement between the Adviser and the Trust dated September 30, 2024 shall remain in full force and effect and shall not be superseded by this letter agreement.

ALPS ADVISORS, INC.

By:
Name:
Title:

Your signature below acknowledges acceptance of this letter agreement:

FINANCIAL INVESTORS TRUST

By:
Name:	Lucas Foss
Title:	President

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

EXHIBIT A -2–FORM OF AFFE ELA

ALPS ADVISORS, INC.

1290 Broadway, Suite 1000

Denver, CO 80203

September 30, 2024

Lucas Foss, President

Financial Investors Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Re:	ALPS Balanced Opportunity Fund (the “Fund”) of the Financial Investors Trust (the “Trust”)

Dear Mr. Foss:

This letter confirms ALPS Advisors, Inc.’s (the “Adviser”) agreement with the Trust to contractually limit the total amount of the “Management Fees” and “Other Expenses” that it is entitled to receive from the Fund.

The Adviser hereby agrees to waive and/or reimburse the Fund’s Class A, Investor Class, Class C and Class I shares for any acquired fund fees and expenses incurred by the Fund in connection with the Fund’s investment in any exchange-traded funds advised by the Adviser. The amount of such waived fees shall not be subject to recapture by the Adviser.

The Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as of October 4, 2024, and shall continue until modified or discontinued by the Board of Trustees of the Trust.

ALPS ADVISORS, INC.

By:
Name:
Title:

U.S. Securities and Exchange Commission

Division of Investment Management

October 4, 2024

Your signature below acknowledges acceptance of this letter agreement:

FINANCIAL INVESTORS TRUST

By:
Name:	Lucas Foss
Title:	President